1221 Avenue of the Americas New York, NY 10020-1089 212.768.6700 212.768.6800 fax www.sonnenschein.com

Ira I. Roxland
212.768.6999
iroxland@sonnenschein.com

December 20, 2007

John Reynolds David Link Pradip Bhaumik Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc. Preliminary Proxy Statement on Schedule 14A Amended December 6, 2007 File No. 1-32931 Correspondence Dated November 6, 2007

Dear Messrs. Reynolds, Link and Bhaumik:

By letter dated December 19, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the revised preliminary proxy statement on Schedule 14-A filed with the Commission on December 6, 2007 by Millennium India Acquisition Company Inc. (the “Company”).  The preliminary proxy statement was filed primarily in connection with the Company’s proposed purchase of a 14.90% equity interest in each of SMC Global Securities Limited (“SMC”) and SAM Global Securities Limited (“SAM,” and, collectively with “SMC,” the “SMC Group” or the “Group”), in which the Company also seeks stockholder approval of a pair of agreements entered into with SMC and SAM, providing the Company with the option to require each of them to begin regulatory approval proceedings that would permit them to issue Global Depositary Receipts to the Company equivalent to up to an additional 6% of the equity share capital of SMC and SAM.

This letter sets forth the Company’s responses to the Staff’s comments on the revised preliminary proxy statement.  Concurrently with this letter, the Company is filing a third revised draft of its preliminary proxy statement on Schedule 14-A (“Revised Preliminary Proxy Statement”) with the Commission.

Brussels            Charlotte            Chicago            Dallas            Kansas City            Los Angeles            New York            Phoenix            St. Louis

San Francisco            Short Hills, N.J.            Silicon Valley         Washington, D.C.            West Palm Beach

Millennium India Acquisition Company Inc.
December 20, 2007

For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided responses immediately below the comments.  Please note that references to page numbers in the responses below relate to page numbers in the Revised Preliminary Proxy Statement.

General

1.
Please note that the Division of Investment Management is still reviewing your response.  Any further comments from the Division of Investment Management will be provided to you directly by the Division of Investment Management.

Response:

The Company acknowledges the Staff’s comment.

Management’s Discussion and Analysis, page 78

Projected Financial Results for the Combined SMC Group, Page 95

2.
Please revise your disclosure to state how the forecasted amounts would be expected to differ if they were prepared in accordance with US GAAP.  Alternatively, revise to present the projections in accordance with US GAAP rather than Indian GAAP.

Response:

The Company respectfully advises the Staff that in the case of financial services companies such as SMC and SAM, there are no material differences between projections presented in accordance with Indian GAAP and projections presented in accordance with U.S. GAAP. The Company has therefore revised the disclosure on page 95 to state that the estimated financial results are presented in accordance with U.S. GAAP.

3.
For each of the assumptions identified on pages 95-96, please expand your disclosures to provide the actual data as of and for the year ended March 31, 2007, so that investors will be able to objectively assess the likelihood of the achievement of each significant assumption.  Where material differences exist between the actual amount as of March 31, 2007 and the forecasted amount as of March 31, 2008, please expand your disclosures to provide additional detail regarding why you believe that the underlying assumption is achievable.  Further, please revise to quantify the projected impact on the forecasted results to the extent that each key assumption is not achieved, or state that a reasonable estimate of the projected impact cannot be made and disclose the reasons why you believe this is the case.

Response:

The Company has revised the disclosure on pages 95 and 96 in response to the Staff’s comment.

Millennium India Acquisition Company Inc.
December 20, 2007

4.
Please revise your disclosure to include the quarter-on-quarter revenue growth assumption of 20-25% for the remainder of fiscal year 2008, as indicated in the last paragraph of your response to prior comment eight of our letter dated November 29, 2007.

Response:

The Company has revised the disclosure on page 96 in response to the Staff’s comment.

5.	Please revise your disclosure to state the reasons why you believe there is reasonable basis to present three years of forecasted results. Refer to Item 10(b)(2) of Regulation S-K.

Response:

The Company has revised the disclosure on page 95 in response to the Staff’s comment.

6.	The above comments also apply to Exhibit 99 of your Form 8-K filed November 23, 2007 and similar disclosures in other periodic reports. Please revise your disclosures as appropriate.

Response:

The Company will make the requested revisions.

*****

Millennium India Acquisition Company Inc.
December 20, 2007

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 212-768-6999 or my colleague, Roland S. Chase at 973-912-7179.

Sincerely, /s/ Ira I. Roxland Ira I. Roxland Partner

cc:           F. Jacob Cherian, Millennium India Acquisition Company Inc.
Suhel Kanuga, Millennium India Acquisition Company Inc.